SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1 (b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

Image Entertainment, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

452439102

(CUSIP Number)

September 25, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 452439102	13 G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON		Standard Broadcasting Corporation Limited, a Canadian corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER 1,801,315

		6	SHARED VOTING POWER 0

		7	SOLE DISPOSITIVE POWER 1,801,315

		8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,801,315

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		11.4%

12	TYPE OF REPORTING PERSON CO

CUSIP NO. 452439102	13 G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON		Allan Slaight

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER 1,801,315

		6	SHARED VOTING POWER 0

		7	SOLE DISPOSITIVE POWER 1,801,315

		8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,801,315

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		11.4%

12	TYPE OF REPORTING PERSON IN

CUSIP NO. 452439102	13 G	Page 4 of 7 Pages

ITEM 1.

(a)	NAME OF ISSUER: Image Entertainment, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 9333 Oso Avenue, Chatsworth, California 91311

ITEM 2.

     Set forth below is the following information with respect to each of the persons filing this Schedule 13G (together, the “Filing Persons”): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) citizenship (if individual) or jurisdiction of organization (if entity); (d) title of class of securities and (e) CUSIP number.

I.

(a)	Standard Broadcasting Corporation Limited, a Canadian corporation.

(b)	2 St. Clair Avenue West, Suite 1100, Toronto, Ontario, Canada M4V 1L6

(c)	Canada

(d)	Common Stock

(e)	452439102

II.

(a)	Allan Slaight

(b)	Standard Broadcasting Corporation Limited, a Canadian corporation. 2 St. Clair Avenue West, Suite 1100, Toronto, Ontario, Canada M4V 1L6

(c)	Canada

(d)	Common Stock

(e)	452439102

ITEM 3.

     Not Applicable

ITEM 4.

     (a), (b) and (c). This Schedule 13G shall not be construed as an admission that any Filing Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13G. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13G that, pursuant to Rule 13d-3, may be deemed to be beneficially owned by each Filing Person are as follows:

CUSIP NO. 452439102	13 G	Page 5 of 7 Pages

	Common Stock

	Beneficially			Dispositive
Filing Person	Owned	% of Class (1)	Voting Power	Power

Standard Broadcasting Corporation Limited	1,801,315	11.4%	sole	sole
Allan Slaight(2)	1,801,315	11.4%	sole	sole

(1)	All percentages in this table are based on the 15,848,137 shares of Common Stock of the Company outstanding, as reported in the Company’s most recent 10-Q filed with the Securities and Exchange Commission on August 14, 2002.

(2)	Allan Slaight is a control person of Standard Broadcasting Corporation Limited.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Filing Persons described herein, some or all of the Filing Persons may be deemed to comprise a “group” within the meaning of Section 13 and the Rules promulgated thereunder.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not Applicable.

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A — Joint Filing Agreement dated October 3, 2002.

CUSIP NO. 452439102	13 G	Page 6 of 7 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2002

STANDARD BROADCASTING CORPORATION LIMITED

By:	/s/ DAVID CORIAT David Coriat, Its Executive Vice President

/s/ ALLAN SLAIGHT ALLAN SLAIGHT